October 20, 2010

Keith O`Connell, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:T. Rowe Price Institutional International Funds, Inc. ("Registrant")
consisting of the following series:
T. Rowe Price Institutional International Core Equity Fund (the "Fund")
File Nos.: 033-29697/811-05833

Dear Mr. O`Connell:

The following is in response to your oral comments of September 23, 2010, regarding the post-effective amendment filed pursuant to Rule 485(a) on August 11, 2010 to add the above referenced Fund. Your comments and our responses are set forth below.

Comment:
If you plan to produce a Summary Prospectus for the Fund, be aware that the Summary Prospectus may not incorporate by reference the Fund`s annual or semiannual shareholder reports in their entirety, but it may incorporate by reference the information from the Fund`s shareholder reports that is permitted to be incorporated by reference into its statutory prospectus.

Response:
We do not intend at this time to produce a Summary Prospectus for the Fund. If we produce a Summary Prospectus for this Fund in the future, we will be mindful of this requirement.

Comment:
For each of the funds covered by the prospectus, consider Barry Miller`s letter to the Investment Company Institute in which he provides observations regarding mutual funds` derivatives disclosure in their registration statements and shareholder reports. Make any necessary revisions to each fund`s investment strategies and risks to reflect how the fund uses or intends to use derivatives.

Response:
The Institutional Africa & Middle East Fund may invest significantly in participation notes linked to common stocks. Such investments are disclosed as part of the fund`s principal investment strategies and the potential risks associated with these derivatives are disclosed as part of the fund`s principal risks (see "credit and liquidity risks" on pages 3-4).

The principal investment strategies for all of the funds in the prospectus indicate that, while each fund invests primarily in common stocks, it may also use futures and options in keeping with its objective. The use of derivatives by each fund covered by the prospectus (other than the Institutional Africa & Middle East Fund) is expected to be minimal and limited to futures and forward contracts to purchase or sell foreign currencies. As a result, within the funds` principal investment strategies, we intend to remove the reference to options and modify the disclosure as follows to describe how each fund would typically use any derivatives:

The fund may also invest, to a limited extent, in derivatives such as futures and forward foreign currency exchange contracts. Any investments in futures would typically serve as an efficient means of gaining exposure to certain markets or as a cash management tool to maintain liquidity while being invested in the market. Forward foreign currency exchange contracts would primarily be used to help protect the fund`s holdings from unfavorable changes in foreign currency exchange rates.

The "derivatives risk" under the funds` principal risks states that, to the extent each fund uses futures and options, it is exposed to additional volatility and potential losses. To correspond to the proposed change to the principal investment strategies, we intend to remove the reference to options and revise the "derivatives risk" disclosure as follows:

To the extent the fund uses futures and forward foreign currency exchange contracts, it is exposed to potential volatility and losses greater than direct investments in the contract`s underlying assets, and the risk that anticipated currency movements will not be accurately predicted.

The funds may invest in other derivatives besides futures and forwards, but we do not expect that these investments would rise to the level of being considered principal investment strategies. As a result, we do not intend to make any revisions to the more comprehensive derivatives disclosure that appears in section 3 of the funds` prospectus and the Statement of Additional Information. In addition, we are mindful of the requirement to discuss the effect of the funds` derivatives investments on fund performance in the "Management Discussion of Fund Performance" section of their annual reports to shareholders.

Comment:
On page 3, under the "Principal Risks" for the T. Rowe Price Institutional Africa & Middle East Fund, the disclosure relating to "Foreign investing risk" appears twice.

Response:
We will remove the duplicate disclosure in our next filing.

Comment:
On page 7, for the T. Rowe Price Institutional Concentrated International Equity Fund, "other expenses" in the fee table are estimated and the expense example only provides figures for the 1-year and 3-year periods. Confirm that this fund is still considered a "new fund" pursuant to Item 3, Instruction 6 of Form N-1A.

Response:
The T. Rowe Price Institutional Concentrated International Equity Fund became effective with the SEC on July 26, 2010 and incepted on July 27, 2010. It is still considered a "new fund" because it has not yet included any financial statements in its registration statement and has been operating for less than 6 months.

Comment:
On pages 8 and 27, the "Portfolio Turnover" disclosure for the T. Rowe Price Institutional Concentrated International Equity Fund and T. Rowe Price T. Rowe Price Institutional International Core Equity Fund states that the fund`s portfolio turnover rate for the initial period of operations may exceed 100%. If high turnover is a principal strategy of either fund, you should disclose this practice and discuss the risks.

Response:
High portfolio turnover is not expected to be a principal strategy employed by either fund.

Comment:
On page 26, confirm that there should not be any acquired fund fees and expenses ("AFFE") included in the fee table. Consider whether the fee table footnote describing the expense limitation should list AFFE along with interest, taxes, brokerage, and extraordinary expenses as a type of expense that should be excluded from what is covered by the Fund`s expense limitation. In addition, confirm that the expense example calculation will assume that the expense limitation only operates through February 2013 and will not be reflected in the entire 3-year period.

Response:

The Fund does not expect to invest in any shares of other investment companies so there is no need to include AFFE in the fee table.

The footnote to the fee table on page 26 appropriately states that the fund`s investment adviser has agreed to waive its fees and/or bear any expenses (excluding interest, taxes, brokerage, and extraordinary expenses) that would cause the fund`s expense ratio to exceed a certain percentage. While AFFE are required to be included in the expense table under Item 3 of Form N-1A, the parenthetical expression in the fee table footnote that designates expenses excluded from the expense limitation does not list AFFE because the Price Funds` investment management agreements with their investment adviser are applied against the funds` expense ratios as computed in accordance with generally accepted accounting principles ("GAAP"). AFFE are not expenses computed under GAAP, are not a part of the actual operating expenses of a fund, and are not shown in a fund`s audited financial statements. Therefore, AFFE is properly excluded from the parenthetical enumerating the excluded expenses. (We believe that applying the contractual expense limitation against a fund`s expenses ratio as computed in accordance with GAAP is also consistent with industry practice.) If, however, a fund has AFFE that would be reportable in the fee table, we would consider adding a statement that the AFFE are outside the scope of the contractual expense limitation. This Fund and the other funds covered by the prospectus that operate under an expense limitation do not show any AFFE in their fee tables and thus no additional disclosure regarding AFFE is required.

The expense example calculation will assume the expense limitation is only in place through February 28, 2013. The adjustment to the Fund`s total annual operating expenses as a result of the fee waiver/expense reimbursement will not be reflected in the calculation for the remainder of the 3-year period.

Comment:
On page 124 of the Statement of Additional Information, the disclosure under "Expense Limitations and Reimbursement" states that the Investment Managers have agreed to bear any fund expenses (other than interest, taxes, brokerage, and other expenditures that are capitalized in accordance with generally accepted accounting principles and extraordinary expenses) which would cause the funds` ratio of expenses to average net assets to exceed the indicated percentage limitation. Modify this disclosure if AFFE represent a type of expense that should be excluded from what is covered by a fund`s expense limitation.

Response:
As discussed above, we believe that the sentence is appropriate as written and that no changes to this disclosure are required.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Institutional International Funds, Inc.